SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	January 11, 2008 Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces first quarter results with solid start in 2008
Calgary, Alberta (January 11, 2008) — Shaw Communications Inc. today announced results for the first quarter ended November 30, 2007. Consolidated service revenue and service operating income before amortization1 of $744 million and $333 million, respectively, each improved 11% over the comparable period last year. Funds flow from operations2 increased to $286 million compared to $244 million in the same quarter last year.
During the quarter, Basic cable subscribers increased by 8,138 to 2,234,979, Digital and Internet customers grew by 39,496 to 802,636 and 34,719 to 1,486,475, respectively, and Digital Phone lines were up 50,339 to 435,696. DTH increased 1,544 customers to 881,129.
Free cash flow1 for the quarter was $90 million compared to $76 million for the same period last year, an improvement of $14 million. The growth in free cash flow was achieved through higher service operating income before amortization and after increased capital investment of $22 million.
“We are off to a solid start in 2008” commented Jim Shaw, Chief Executive Officer. “Our first quarter results put us firmly on track to deliver on our annual operational and financial objectives. Quarterly subscriber growth was one of the strongest we have had for Digital Phone and Digital, with other product lines showing continued steady growth.”
Net income of $112 million or $0.26 per share for the quarter ended November 30, 2007 compared to $81 million or $0.19 per share for the same quarter last year. The periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). The current period included a net duty recovery of approximately $22 million before income taxes related to the importation of satellite receivers. Excluding the non-operating items, net income for the three month period ended November 30, 2007 would have been $96 million compared to $81 million last year.
Service revenue in the Cable division was up 13% for the three month period to $565 million compared to $499 million in the same period last year. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization increased almost 15% to $273 million for the quarter.
Satellite division service revenue of $178 million, increased 4% over the same period last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter was $60 million compared to $62 million last year.

“We continue to gain efficiencies with our Digital Phone product which is a significant contributor to our growth in revenue and service operating income before amortization” said Mr. Shaw. “We are now able to offer the triple play of voice, video and data to approximately 85% of our homes passed. On-going value enhancements to our products and our focus on the customer allow us to continue to differentiate ourselves from our competitors and generate positive results.”
Mr. Shaw continued, “We are currently reviewing the advanced wireless spectrum auction rules and have no comment with respect to our intentions at this time.”
In November 2007 Shaw received approval from the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company’s normal course issuer bid will expire on November 18, 2008 and Shaw is authorized to repurchase up to 35,600,000 Class B Non-Voting Shares.
In December 2007 the Company announced its intention to redeem of all of its outstanding $100 million 8.54% Series B Canadian Originated Preferred Securities. The redemption date will be January 30, 2008.
The Company felt it was an opportune time to introduce a DRIP, considering that it leads the North American cable industry in dividend yield and currently ranks in the top 30 high-yielding corporations included in the S&P/TSX 300 Index. The DRIP allows holders of Class B Shares and Class A Shares who are residents of Canada to acquire Class B Shares through the automatic reinvestment of cash dividends paid on their respective shareholdings. As Shaw pays dividends on a monthly basis to provide shareholders with enhanced liquidity, the new DRIP further supports our shareholders by offering a convenient alternative to receiving a dividend payment and an attractive way to increase their investment in the Company. The DRIP will be effective for the January 30, 2008 dividend payment. Further details will be released shortly.
In closing, Mr. Shaw summarized: “We continue to execute on our strategy in 2008 and believe we are positioned for another solid year of operational and financial performance.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including almost 1.5 million Internet subscribers, through a reliable and extensive network, which comprises over 575,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, NYSE - SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2007
January 3, 2008
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2007 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
Applicable share and per share amounts for the comparative period have been retroactively adjusted to reflect the two-for-one split of the Company’s Class A Shares and Class B Non-Voting Shares that was effective on July 30, 2007.
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2007
Selected Financial Highlights

	Three months ended November 30,
			Change
	2007	2006	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	743,828	671,006	10.9
Service operating income before amortization (1)	332,909	299,787	11.0
Funds flow from operations (2)	286,342	243,936	17.4
Net income	112,223	81,138	38.3
Per share data:
Earnings per share — basic and diluted	$0.26	$0.19
Weighted average participating shares outstanding during period (000’s)	431,750	430,067

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended November 30,
	November 30, 2007	2007	2006

Subscriber statistics:
Basic cable customers	2,234,979	8,138	12,664
Digital customers	802,636	39,496	25,331
Internet customers (including pending installs)	1,486,475	34,719	35,877
DTH customers	881,129	1,544	2,426
Digital phone lines (including pending installs)	435,696	50,339	38,197

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $743.8 million for the three month period improved 10.9% and over the comparable period last year. Total service operating income before amortization of $332.9 million increased by 11.0% over the same period in 2007.

•	The Company attained customer growth across all business lines in the first quarter. Digital Phone lines grew by 50,339 to 435,696. Internet and Digital customers increased by 34,719 to 1,486,475 and 39,496 to 802,636, respectively. Basic cable subscribers were up 8,138 to 2,234,979 and DTH customers were up 1,544 to 881,129.

•	Consolidated free cash flow[1] for the quarter was $89.8 million compared to $76.1 million for the same period last year, an improvement of $13.7 million.

•	In October 2007 the Board of Directors approved a 9% increase in the equivalent annual dividend rate to $0.72 on Shaw’s Class B Non-Voting Participating shares and $0.7175 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividend paid on December 28, 2007.

•	In December 2007 the Company announced its intention to redeem of all of its outstanding $100 million 8.54% Series B Canadian Originated Preferred Securities (“COPrS”). The redemption date will be January 30, 2008.
Consolidated Overview
Consolidated service revenue of $743.8 million for the quarter was up 10.9% over the same period last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three month period improved 11.0% over the comparable period to $332.9 million. The increase was driven by improved revenue partially offset by higher employee related costs, primarily due to employee growth and annual merit increases, and other increased costs related to growth.
Net income for the three months ended November 30, 2007 was $112.2 million compared to $81.1 million for the same period last year. Non-operating items affected net income in both periods the most significant of which was a net duty recovery of approximately $22.3 million, before income taxes, in the current quarter related to the importation of satellite receivers. Outlined below are further details on these and other operating and non-operating components of net income for the quarter.

1	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	November 30, 2007	of interest	operating	November 30, 2006	of interest	operating

Operating income	205,881			183,770
Amortization of financing costs — long-term debt	(979)			—
Interest expense — debt	(59,716)			(61,841)

Operating income after interest	145,186	145,186	—	121,929	121,929	—
Gain on sale of investments	—			415	—	415
Other gains (losses)	23,535	—	23,535	(483)	—	(483)

Income (loss) before income taxes	168,721	145,186	23,535	121,861	121,929	(68)
Income tax expense (recovery)	56,582	48,698	7,884	40,826	40,911	(85)

Income before the following	112,139	96,488	15,651	81,035	81,018	17
Equity income on investee	84	—	84	103	—	103

Net income	112,223	96,488	15,735	81,138	81,018	120

The changes in net income are outlined in the table below.

	November 30, 2007
	net income compared to:
	Three months ended
	August 31, 2007	November 30, 2006

($000’s Cdn)
Increased service operating income before amortization	6,857	33,122
Increased amortization	(7,434)	(11,990)
Decreased interest expense	671	2,125
Change in net other costs and revenue (1)	22,782	23,584
Increased income taxes	(46,585)	(15,756)

	(23,709)	31,085

(1)	Net other costs and revenue include: gain on sale of investments, other gains (losses) and equity income on investee as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share of $0.26 for the quarter increased $0.07 over the same period last year. The current period benefited from improved service operating income before amortization of $33.1 million and higher net other costs and revenue of $23.6 million which included a net duty recovery of approximately $22.3 million related to satellite receiver importations. The total net duty recovery realized by the Company of approximately $24.8 million before income taxes was related to the importation of satellite receivers for the period September 1999 through November 2007. The amount of $22.3 million included in net other costs and revenue reflects the duty that has previously been charged to retained earnings through amortization of deferred equipment costs. The remaining duty recovery of approximately $2.5 million has reduced current equipment costs. These improvements to net income were partially offset by increased amortization of $12.0 million and income taxes of $15.8 million. The higher income taxes were due to the improved service operating income before amortization and the net duty recovery in the current period.
Net income in the current quarter decreased $23.7 million over the fourth quarter of fiscal 2007. The decline was primarily due to increased income taxes and amortization in the current quarter of $46.6 million and $7.4 million, respectively, partially offset by the total of improved net other

Shaw Communications Inc.
costs and revenue of $22.8 million and service operating income before amortization of $6.9 million. The higher income taxes resulted from the prior quarter benefiting from a tax recovery of $35.5 million, mainly related to reductions in corporate income tax rates, and increased income taxes in the current period related to the duty recovery included in net other costs and revenues and improved service operating income before amortization.
In October 2007, the Company stopped accruing fees of approximately $2.0 million per month levied under Part II of the Broadcasting License Fee Regulations. The CRTC collects several different fees from broadcast licensees including Part I and Part II fees. The Part II fees have been challenged on the basis that they constitute a tax rather than a fee and the Regulations authorizing them are unlawful. In a December 2006 Federal Court decision, these fees were found to be a tax and therefore unlawful. This decision was appealed and these fees are currently the subject of a pending Federal Court of Appeal decision. In October 2007 the CRTC issued a notice to all broadcast licensees, including Shaw and Star Choice, indicating that the CRTC would not collect the Part II fees normally due in November 2007 and subsequent years unless the Federal Court decision was reversed. As a result of this, and the Company filing its own Statement of Claim in October 2007 with respect to this matter, the fees will not be accrued on a prospective basis. Part II fees currently provided for with respect to the prior year may not be required to be remitted. The Company has not recorded a recovery for this contingency.
Funds flow from operations was $286.3 million in the first quarter compared to $243.9 million in the comparable quarter. The improvement over the comparative period was principally due to increased service operating income before amortization and reduced interest expense.
Consolidated free cash flow for the quarter of $89.8 million improved $13.7 million over last year. The growth over the comparative quarter was principally due to increased service operating income before amortization of $33.1 million partially offset by increased capital investment of $21.6 million. The Cable division generated $60.4 million of free cash flow for the quarter compared to $44.4 million in the comparable period. The Satellite division achieved free cash flow of $29.4 million for the quarter compared to free cash flow of $31.7 million in the same period last year.
In October 2007, Shaw’s Board of Directors approved a 9% increase in the equivalent annual dividend rate to $0.72 on Shaw’s Class B Non-Voting Participating shares and $0.7175 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividend paid on December 28, 2007. The Company plans to implement a dividend reinvestment plan (“DRIP”) which provides a convenient and cost effective method to reinvest dividends in Class B Non-Voting Participating shares.
In November 2007, Shaw received approval from the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company’s normal course issuer bid will expire on November 18, 2008 and Shaw is authorized to repurchase up to an additional 35,600,000 Class B Non-Voting Shares.
In December 2007, the Company announced its intention to redeem of all of its outstanding $100 million 8.54% Series B COPrS. The redemption price will include a premium of 4.27% in accordance with the terms of the securities and will be paid, along accrued and unpaid interest, on January 30, 2008.

Shaw Communications Inc.
Approximately one year ago the Company achieved investment grade status with the upgrade of the Shaw’s corporate debt ratings by DBRS. The upgrade reflects the strength of the operations and continued improvement of key credit metrics.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

	Three months ended November 30,
	2007	2006

($000’s Cdn)
Cable free cash flow (1)	60,426	44,445
Combined satellite free cash flow (1)	29,358	31,692

Consolidated	89,784	76,137

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.

Shaw Communications Inc.
CABLE
Financial Highlights

	Three months ended November 30,
			Change
	2007	2006	%

($000’s Cdn)
Service revenue (third party)	565,478	499,195	13.3

Service operating income before amortization (1)	272,747	237,769	14.7
Interest expense	51,003	51,390	(0.8)

Cash flow before the following:	221,744	186,379	19.0

Capital expenditures and equipment costs (net):
New housing development	28,870	22,493	28.4
Success based	23,836	20,328	17.3
Upgrades and enhancement	74,987	77,148	(2.8)
Replacement	14,795	9,282	59.4
Buildings/other	18,830	12,683	48.5

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	161,318	141,934	13.7

Free cash flow (1)	60,426	44,445	36.0

Operating margin	48.2%	47.6%	0.6

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•	The Digital Phone footprint was expanded in the quarter with launches in Duncan, Parksville, Qualicum, Langley and Pitt Meadows, all in British Columbia as well as Portage La Prairie and Southport, both in Manitoba. Most recently the service was launched in Moose Jaw, Saskatchewan. The service is now available to approximately 85% of homes passed.
•	During the quarter Shaw added 50,339 digital phone lines to total 435,696 as at November 30, 2007. Internet and Digital customers increased by 34,719 and 39,496, respectively. Basic cable subscribers were up 8,138.
•	Quarterly free cash flow of $60.4 million improved $16.0 million over the same quarter last year.
Cable service revenue of $565.5 million improved 13.3% over the comparable quarter last year. Customer growth and rate increases accounted for the increase. Service operating income before amortization of $272.7 million increased 14.7% over the comparable three month period. The increase was mainly driven by improved revenue partially offset by higher employee related costs, primarily due to employee growth and annual merit increases, and other costs related to business growth.
Service revenue was up 4.3% or $23.3 million over the fourth quarter of fiscal 2007 primarily due to customer growth and the full quarter impact of the rate increase that was implemented part way through the last quarter. Service operating income before amortization improved 2.3% or

Shaw Communications Inc.
$6.2 million over this same period primarily due to the revenue related growth partially offset by costs related to growth including higher employee costs mainly related to annual merit increases.
Total capital investment of $161.3 million for the three month period increased $19.4 million over the same period last year.
Investment for the quarter in the Replacement category increased $5.5 million over the same period last year. These increased investments expand plant capacity to support customer growth. The current period also included initial project costs related to a new call centre solution. During the current year, Shaw plans to replace its existing call centre telephone infrastructure with an enhanced platform to provide expanded operational capabilities in order to continue to improve overall customer experience. Buildings and Other spending increased $6.1 million for the quarter over the same period last year. The increase was mainly due to investments in various facilities projects.
New housing development capital was up $6.4 million over the comparable three month period. The increase was mainly due to increased construction activity.
Success-based capital increased over the comparable quarter by $3.5 million. Internet and Digital success-based capital was up as a result of increased promotions, both of which were partially offset by reduced Digital Phone success-based capital mainly due to lower pricing on the customer premise equipment.
During the quarter Shaw’s Digital Phone footprint was expanded with launches in various areas in British Columbia and Manitoba. Most recently the service was launched in Moose Jaw, Saskatchewan. The Company enhanced the service with a new feature that allows customers to forward their voicemail to an @shaw.ca email address.
Digital and On-Demand services continued to grow with the Digital customer base increasing over 5% in the quarter. Shaw added to its channel line-up launching NHL Centre Ice and Setanta International Sports Pak.

Shaw Communications Inc.
Subscriber Statistics

			Three months ended
			November 30, 2007
	November 30,	August 31,		Change
	2007	2007	Growth	%

CABLE:
Basic service:
Actual	2,234,979	2,226,841	8,138	0.4
Penetration as % of homes passed	64.4%	64.6%
Digital terminals	1,073,029	1,016,564	56,465	5.6
Digital customers	802,636	763,140	39,496	5.2

INTERNET:
Connected and scheduled	1,486,475	1,451,756	34,719	2.4
Penetration as % of basic	66.5%	65.2%
Standalone Internet not included in basic cable	193,174	182,569	10,605	5.8

DIGITAL PHONE:
Number of lines(1)	435,696	385,357	50,339	13.1

(1)	Represents primary and secondary lines on billing plus pending installs.
SATELLITE (DTH and Satellite Services)
Financial Highlights

	Three months ended November 30,
			Change
	2007	2006	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	156,267	150,192	4.0
Satellite Services	22,083	21,619	2.1

	178,350	171,811	3.8

Service operating income before amortization(1)
DTH (Star Choice)	47,950	49,682	(3.5)
Satellite Services	12,212	12,336	(1.0)

	60,162	62,018	(3.0)
Interest expense(2)	8,363	10,094	(17.1)

Cash flow before the following:	51,799	51,924	(0.2)

Capital expenditures and equipment costs (net):
Success based(3)	21,544	18,391	17.1
Transponders and other	897	1,841	(51.3)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	22,441	20,232	10.9

Free cash flow(1)	29,358	31,692	(7.4)

Operating margin	33.7%	36.1%	(2.4)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
Operating Highlights
•	Free cash flow of $29.4 million for the three month period compared to $31.7 million for the same period last year.

•	During the quarter Star Choice added 1,544 customers and as at November 30, 2007 customers now total 881,129.
Service revenue was up 3.8% over the comparable quarter last year to $178.4 million. The improvement was primarily due to rate increases and customer growth. Effective September 1, 2007 Star Choice implemented rate increases on a number of packages applicable to approximately 50% of its customers which generate additional revenue of approximately $1.0 million per month. Service operating income before amortization declined marginally over the comparable three month period to $60.2 million. The revenue related improvement was offset by higher costs including employee expenses, mainly related to annual merit increases, and increased marketing and sales related activities. The prior period also benefited from the recovery of provisions related to certain contractual matters.
Service revenue increased over the fourth quarter of fiscal 2007 primarily due to rate increases and customer growth. Service operating income before amortization increased marginally over this same period mainly due to revenue growth partially offset by increased costs. The prior quarter also benefited from recovery of provisions related to certain contractual matters.
Capital investment of $22.4 million for the quarter compared to $20.2 million in the same period last year. Quarterly success based capital increased $3.2 million over the comparable period last year primarily due to increased activations and higher cost receivers in the current period. The increase was partially offset by a duty recovery of approximately $2.0 million related to satellite receiver importations.
During the quarter Star Choice completed several upgrade projects to expand its HD capacity which has allowed it to increase the number of HD channels offered from 25 at August 31, 2007 to 33 currently.
Subscriber Statistics

			Three months ended November 30, 2007
	November 30, 2007	August 31, 2007	Growth	%

Star Choice customers(1)	881,129	879,585	1,544	0.2

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended November 30,
			Change
	2007	2006	%

($000’s Cdn)
Amortization revenue (expense) –
Deferred IRU revenue	3,137	3,137	—
Deferred equipment revenue	29,579	23,218	27.4
Deferred equipment costs	(56,871)	(48,970)	16.1
Deferred charges	(256)	(1,237)	(79.3)
Property, plant and equipment	(102,617)	(92,165)	11.3

The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative quarter is primarily due to continued growth in higher priced HD digital equipment as well as the price increases implemented by Shaw on this equipment in the latter part of 2006.
Amortization of deferred charges decreased as a result of the adoption of CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt. Under the new standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. The Company records the amortization of such transaction costs as amortization of financing costs as shown below.
Amortization of property, plant and equipment increased as the amortization of capital expenditures incurred in 2007 exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended November 30,
			Change
	2007	2006	%

($000’s Cdn)
Amortization of financing costs — long-term debt	979	—	—
Interest expense — debt	59,716	61,841	(3.4)

Amortization of financing costs on long-term debt arises on the adoption of the aforementioned accounting standard for financial instruments.
Interest expense decreased over the comparative quarter as a result of lower average debt levels partially offset by a higher average cost of borrowing. In addition, the current quarter benefited from interest earned on short-term investments as a portion of the proceeds from the $400 million senior unsecured notes issued in March 2007 was invested in short-term deposits pending the repayment of the 7.4% notes at maturity in October 2007.

Shaw Communications Inc.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In the current quarter, other gains also includes a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Income taxes
Income taxes increased over the comparative period mainly due to improved service operating income before amortization and the net duty recovery in the current period.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2007. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2007 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at November 30, 2007 were $8.0 billion compared to $8.2 billion at August 31, 2007. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2007.
Current assets declined by $150.7 million due to decreases in cash and cash equivalents of $165.3 million and inventories of $5.5 million, both of which were partially offset by an increase in accounts receivable of $22.2 million. Cash and cash equivalents decreased as short-term deposits were used towards the repayment of the 7.4% senior unsecured notes at maturity. Increased shipments to retailers for the holiday season caused an increase in accounts receivables and a decrease in inventories. In addition, cable subscriber growth and the DTH rate increase impacted accounts receivable while timing of purchases also contributed to the decrease in inventories.
Property, plant and equipment increased by $50.9 million as current quarter capital expenditures exceeded amortization.
Deferred charges decreased $20.8 million primarily due to a reduction of $30.7 million upon adoption of a new accounting standard for financial instruments partially offset by an increase in deferred equipment costs of $10.9 million. Under the new accounting standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument. Previously, such costs were recorded as deferred charges.
Current liabilities (excluding current portion of long-term debt and derivative instruments) increased by $53.8 million due to increases in bank indebtedness of $19.7 million and accounts payable of $30.7 million. Accounts payable increased primarily due to vendor financing for certain capital expenditures.

Shaw Communications Inc.
Total long-term debt decreased by $354.8 million as a result of the repayment of the $296.8 million senior unsecured notes at maturity, a decrease of $54.2 million relating to the translation of hedged US denominated debt and a decrease of $28.7 million in respect of the adoption of the aforementioned accounting standard for financial instruments, all of which were partially offset by a net increase in bank borrowings of $25 million.
Other long-term liability increased due to the current quarter defined benefit pension plan expense.
Derivative instruments (including current portion) of $579.0 million arise on adoption of a new accounting standard for financial instruments which requires all derivative instruments be recorded at fair value in the balance sheet. This resulted in an increase of $526.7 million of which, $456.1 million was a reclassification from deferred credits in respect of cross-currency interest rate swaps and is the difference between the value of US denominated debt translated at the period end exchange rate and hedge rates. The remaining $70.6 million, net of tax, was charged to opening accumulated other comprehensive income. During the current quarter, an additional $52.3 million was recorded, of which $54.2 million was in respect of the foreign exchange loss on the notional amounts of the hedging derivatives relating to long-term debt.
Deferred credits decreased by $453.9 million primarily due to a $459.7 million decrease on adoption of the aforementioned accounting standard for financial instruments partially offset by an increase in deferred equipment revenue of $7.6 million. Future income taxes increased by $43.9 million due to the future income tax expense recorded in the current quarter partially offset by the income tax impact of adoption of the new accounting standard for financial instruments.
Share capital increased by $15.5 million due to the issuance of 886,046 Class B Non-Voting Shares under the Company’s option plan. As of December 31, 2007, share capital is as reported at November 30, 2007 with the exception of the issuance of 209,757 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end.
LIQUIDITY AND CAPITAL RESOURCES
In the current quarter, Shaw generated $89.8 million of consolidated free cash flow. Shaw used its free cash flow along with cash and cash equivalents of $165.3 million, proceeds on issuance of Class B Non-Voting Shares of $14.5 million, the net increase in debt and bank indebtedness of $44.7 million, refunds received on a net customs duty recovery of $22.3 million, net change in working capital and inventory cash requirements of $19.5 million, and other net items of $11.9 million to repay the $296.8 million 7.4% senior unsecured notes at maturity and pay common share dividends of $71.2 million.
On November 15, 2007, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to an additional 35,600,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 19, 2007 to November 18, 2008.

Shaw Communications Inc.
At November 30, 2007, Shaw had access to $1.0 billion of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended November 30,
			Change
	2007	2006	%

($000’s Cdn)
Funds flow from operations	286,342	243,936	17.4
Net increase in non-cash working capital balances related to operations	(187)	(61,345)	(99.7)

	286,155	182,591	56.7

Funds flow from operations increased over comparative quarter primarily due to growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative quarter is mainly due to timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended November 30,
	2007	2006	Decrease

($000’s Cdn)
Cash flow used in investing activities	(142,540)	(201,680)	59,140

The cash used in investing activities decreased primarily due to the cash outlay for cable business acquisitions in the comparative quarter.
Financing Activities
The changes in financing activities during the comparative quarter were as follows:

	Three months ended November 30,
	2007	2006

($millions Cdn)
Bank loans and bank indebtedness — net borrowings	44.7	42.6
Repayment of senior unsecured notes	(296.8)	—
Dividends	(71.2)	(32.2)
Repayment of Partnership debt	(0.1)	(0.1)
Issue of Class B Non-Voting Shares	14.5	8.8

	(308.9)	19.1

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
	revenue	amortization (1)	Net income	per share (2)	operations (3)

($000’s Cdn except per share amounts)
2008
First	743,828	332,909	112,223	0.26	286,342

2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470
Second	685,730	303,038	79,751	0.18	252,412
First	671,006	299,787	81,138	0.19	243,936

2006
Fourth	631,888	275,127	210,369	0.49	220,617
Third	626,654	279,544	126,410	0.29	221,099
Second	611,197	267,924	45,790	0.11	208,273

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.48.

(3)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, other gains, debt retirement costs and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the first and second quarters of 2007 and first quarter of 2008. Net income declined by $129.2 million in the first quarter of 2007 and by $23.7 million in the first quarter of 2008 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $150.0 million and $35.5 million to net income in the fourth quarters of 2006 and 2007, respectively. The decline related to income taxes in the first quarter of 2008 was partially offset by a net customs duty recovery of $22.3 million in respect of satellite receiver importations in prior years. The decline in the second quarter of 2007 was marginal. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2007 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting policies that the Company was required to adopt in fiscal 2008 as a result of changes in Canadian

Shaw Communications Inc.
accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements and includes net income (loss) as well as other comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” will be carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.
Transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt, net of issue costs, accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt.

Shaw Communications Inc.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and November 30, 2007 and on the Consolidated Statements of Income and Deficit for three months ended November 30, 2007 is as follows:

	Increase (decrease)
	November 30,	September 1,
	2007	2007
	$	$

($000’s Cdn)
Consolidated balance sheets:
Deferred charges	(29,396)	(30,746)
Current portion of derivative instruments	6,679	5,119
Long-term debt	(28,675)	(29,681)
Derivative instruments	572,325	521,560
Deferred credits	(513,633)	(459,656)
Future income taxes	(12,630)	(12,615)
Deficit	(1,815)	(1,754)
Accumulated other comprehensive loss	55,277	57,227

Decrease in deficit:
Adjusted for adoption of new accounting policy	(1,754)	(1,754)
Increase in net income	(61)	—

	(1,815)	(1,754)

Increase (decrease)
in net income
November 30
2007
($000’s Cdn except per share amount)	$

Consolidated statement of income:
Decrease in amortization of deferred charges	1,022
Increase in amortization of financing costs — long-term debt	(979)
Decrease in interest expense — debt	45
Increase in income tax expense	(27)

Increase in net income	61

Increase in earnings per share:	—

Shaw Communications Inc.
2008 GUIDANCE
The Company’s preliminary view with respect to 2008 guidance was provided coincident with the release of its fourth quarter 2007 results on October 26, 2007. At this early point in the year there are no specific revisions to this guidance.
Certain important assumptions for 2008 guidance purposes include: customer growth continues generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; and no cash income taxes to be paid or payable in 2008.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the

Shaw Communications Inc.
documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	November 30, 2007	August 31, 2007

ASSETS
Current
Cash and cash equivalents	—	165,310
Accounts receivable	177,692	155,499
Inventories	55,137	60,601
Prepaids and other	21,756	23,834
Future income taxes	185,000	185,000

	439,585	590,244
Investments and other assets	7,979	7,881
Property, plant and equipment	2,473,779	2,422,900
Deferred charges	257,696	278,525
Intangibles
Broadcast rights	4,776,078	4,776,078
Goodwill	88,111	88,111

	8,043,228	8,163,739

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 3]	19,687	—
Accounts payable and accrued liabilities	472,113	441,444
Income taxes payable	4,282	4,304
Unearned revenue	122,356	118,915
Current portion of long-term debt [note 3]	485	297,238
Current portion of derivative instruments [note 1]	6,679	—

	625,602	861,901
Long-term debt [note 3]	2,713,284	2,771,316
Other long-term liability [note 8]	62,361	56,844
Derivative instruments [note 1]	572,325	—
Deferred credits	697,795	1,151,724
Future income taxes	1,371,852	1,327,914

	6,043,219	6,169,699

Contingencies [note 9]

Shareholders’ equity
Share capital [note 4]	2,068,686	2,053,160
Contributed surplus [note 4]	11,690	8,700
Deficit	(25,378)	(68,132)
Accumulated other comprehensive income (loss) [note 6]	(54,989)	312

	2,000,009	1,994,040

	8,043,228	8,163,739

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars except per share amounts]	2007	2006

Service revenue [note 2]	743,828	671,006
Operating, general and administrative expenses	410,919	371,219

Service operating income before amortization [note 2]	332,909	299,787
Amortization:
Deferred IRU revenue	3,137	3,137
Deferred equipment revenue	29,579	23,218
Deferred equipment costs	(56,871)	(48,970)
Deferred charges	(256)	(1,237)
Property, plant and equipment	(102,617)	(92,165)

Operating income	205,881	183,770
Amortization of financing costs — long-term debt	(979)	-
Interest expense — debt [note 2]	(59,716)	(61,841)

	145,186	121,929
Gain on sale of investment	—	415
Other gains (losses)	23,535	(483)

Income before income taxes	168,721	121,861
Future income tax expense	56,582	40,826

Income before the following	112,139	81,035
Equity income on investee	84	103

Net income	112,223	81,138
Deficit, beginning of period	(68,132)	(172,701)
Adjustment for adoption of new accounting policy [note 1]	1,754	—
Dividends — Class A Shares and Class B Non-Voting Shares	(71,223)	(32,241)

Deficit, end of period	(25,378)	(123,804)

Earnings per share [note 5]
Basic and diluted	0.26	0.19

[thousands of shares]
Weighted average participating shares outstanding during period	431,750	430,067
Participating shares outstanding, end of period	432,220	430,613

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2007	2006

Net income	112,223	81,138

Other comprehensive income (loss) [note 6]
Change in unrealized fair value of derivatives designated as cash flow hedges	(58,488)	—
Adjustment for hedged items recognized in the period	14,507	—
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	45,931
Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(24)	15

	1,926	15

Comprehensive income	114,149	81,153

Accumulated other comprehensive income, beginning of period	312	330
Adjustment for adoption of new accounting policy [note 1]	(57,227)	—
Other comprehensive income	1,926	15

Accumulated other comprehensive income (loss), end of period	(54,989)	345

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2007	2006

OPERATING ACTIVITIES [note 7]
Funds flow from operations	286,342	243,936
Net increase in non-cash working capital balances related to operations	(187)	(61,345)

	286,155	182,591

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(139,216)	(139,375)
Additions to equipment costs (net) [note 2]	(31,108)	(19,798)
Net customs duty recovery on equipment costs	22,267	—
Net reduction to inventories	5,464	260
Cable business acquisitions	—	(52,426)
Proceeds on sale of investments and other assets	53	9,839
Additions to deferred charges	—	(180)

	(142,540)	(201,680)

FINANCING ACTIVITIES
Increase in bank indebtedness	19,687	17,637
Increase in long-term debt	100,000	35,000
Long-term debt repayments	(371,877)	(10,110)
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 4]	14,511	8,790
Dividends paid on Class A Shares and Class B Non-Voting Shares	(71,223)	(32,241)

	(308,902)	19,076

Effect of currency translation on cash balances and cash flows	(23)	13

Decrease in cash and cash equivalents	(165,310)	—
Cash and cash equivalents, beginning of period	165,310	—

Cash and cash equivalents, end of period	—	—

See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.
Applicable share, per share and option amounts for the comparative period have been retroactively adjusted to reflect the two-for-one stock split of the Company’s Class A Shares and Class B Non-Voting Shares effective July 30, 2007.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements and includes net income (loss) as well as other comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” are carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt, net of issue costs, accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and November 30, 2007 and on the Consolidated Statements of Income and Deficit for three months ended November 30, 2007 is as follows:

	Increase (decrease)
	November 30, 2007	September 1, 2007
	$	$

Consolidated balance sheets:
Deferred charges	(29,396)	(30,746)
Current portion of derivative instruments	6,679	5,119
Long-term debt	(28,675)	(29,681)
Derivative instruments	572,325	521,560
Deferred credits	(513,633)	(459,656)
Future income taxes	(12,630)	(12,615)
Deficit	(1,815)	(1,754)
Accumulated other comprehensive loss	55,277	57,227

Decrease in deficit:
Adjusted for adoption of new accounting policy	(1,754)	(1,754)
Increase in net income	(61)	—

	(1,815)	(1,754)

Increase (decrease)
in net income
November 30, 2007
$

Consolidated statement of income:
Decrease in amortization of deferred charges	1,022
Increase in amortization of financing costs — long-term debt	(979)
Decrease in interest expense — debt	45
Increase in income tax expense	(27)

Increase in net income	61

Increase in earnings per share:	—

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
2.     BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended November 30,
	2007	2006
	$	$

Service revenue
Cable	566,388	500,006
DTH	157,837	151,692
Satellite Services	22,958	22,494

	747,183	674,192
Inter segment –
Cable	(910)	(811)
DTH	(1,570)	(1,500)
Satellite Services	(875)	(875)

	743,828	671,006

Service operating income before amortization
Cable	272,747	237,769
DTH	47,950	49,682
Satellite Services	12,212	12,336

	332,909	299,787

Interest(1)
Cable	51,003	51,390
DTH and Satellite Services	8,363	10,094
Burrard Landing Lot 2 Holdings Partnership	350	357

	59,716	61,841

(1)	The Company reports interest on a segmented basis for Cable and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended November 30,
	2007	2006
	$	$

Capital expenditures accrual basis
Cable	140,549	132,270
Corporate	12,016	9,051

Sub-total Cable including corporate	152,565	141,321
Satellite (net of equipment profit)	86	1,047

	152,651	142,368

Equipment costs (net of revenue received)
Cable	8,753	613
Satellite	22,355	19,185

	31,108	19,798

Capital expenditures and equipment costs (net)
Cable	161,318	141,934
Satellite	22,441	20,232

	183,759	162,166

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	139,216	139,375
Additions to equipment costs (net)	31,108	19,798

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	170,324	159,173
Increase in working capital related to capital expenditures	14,292	3,833
Less: IRU prepayments(1)	—	(7)
Less: Satellite equipment profit(2)	(857)	(833)

Total capital expenditures and equipment costs (net) reported by segments	183,759	162,166

(1)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	November 30, 2007
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,362,868	905,980	531,605	7,800,453

Corporate assets				242,775

Total assets				8,043,228

	August 31, 2007
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,300,834	894,893	529,411	7,725,138

Corporate assets				438,601

Total assets				8,163,739

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
3.     LONG-TERM DEBT

		November 30, 2007			August 31, 2007
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate(1)	debt(2)	rate	rate	debt(2)	rate

		$	$	$	$	$	$
Corporate
Bank loans(3)	Variable	25,000	—	25,000	—	—	—
Senior notes-
Cdn $400,000 5.70% due March 2, 2017	5.72	394,877	—	394,877	400,000	—	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	445,428	—	445,428	450,000	—	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	290,406	—	290,406	300,000	—	300,000
Cdn $296,760 7.4% due October 17, 2007	7.40	—	—	—	296,760	—	296,760
US $440,000 8.25% due April 11, 2010	7.88	437,763	202,620	640,383	464,728	177,892	642,620
US $225,000 7.25% due April 6, 2011	7.68	223,533	130,839	354,372	237,645	118,193	355,838
US $300,000 7.20% due December 15, 2011	7.61	298,350	176,850	475,200	316,860	159,990	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	345,202	—	345,202	350,000	—	350,000
COPrS -
Cdn $100,000 due September 30, 2027	8.54	99,005	—	99,005	100,000	—	100,000

		2,559,564	510,309	3,069,873	2,915,993	456,075	3,372,068

Other subsidiaries and entities
Videon CableSystems Inc. -
Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010	7.63	131,895	—	131,895	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,310	—	22,310	22,561	—	22,561

		154,205	—	154,205	152,561	—	152,561

Total consolidated debt		2,713,769	510,309	3,224,078	3,068,554	456,075	3,524,629
Less current portion(4)		485	—	485	297,238	—	297,238

		2,713,284	510,309	3,223,593	2,771,316	456,075	3,227,391

(1)	Long-term debt, excluding bank loans, are presented net of unamortized discounts and finance costs of $28,675.

(2)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are deferred and offset by foreign exchange gains and losses arising on the related cross-currency interest rate agreements. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $510,309 (August 31, 2007 — $456,075) representing a corresponding amount in derivative instruments. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(3)	Availabilities under banking facilities are as follows at November 30, 2007:

			Operating
	Total	Bank loans(a) (b)	credit facilities(a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn (excluding letters of credit of $543)	44,687	25,000	19,687

	1,005,313	975,000	30,313

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes .
(4)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.
4.     SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the year ended November 30, 2007 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687
Issued upon stock option plan exercises	—	—	886,046	15,526

November 30, 2007	22,563,064	2,473	409,656,805	2,066,213

Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 32,000,000. To date, 6,675,941 Class B Non-Voting Shares have been issued under these plans. During the three months ended November 30, 2007, 886,046 options were exercised for $14,511.
The changes in options for the quarter ended November 30, 2007 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding at beginning of period	17,574,801	17.08
Granted	7,562,000	24.67
Forfeited	(536,898)	18.98
Exercised	(886,046)	16.38

Outstanding at end of period	23,713,857	19.48

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at November 30, 2007:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	November 30, 2007	contractual life	exercise price	November 30, 2007	exercise price

$8.69	20,000	5.89	8.69	20,000	8.69
$14.85 – $22.27	15,256,857	6.00	16.77	8,442,013	16.34
$22.28 – $26.20	8,437,000	9.74	24.41	—	—

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share for the three months ended November, 2006 would have been reported as the pro forma amounts indicated below:

$

Net income for the period	81,138
Fair value of stock option grants	30

Pro forma net income for the period	81,108
Pro forma basic earnings per share	0.19

Pro forma diluted earnings per share	0.19

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
The weighted average estimated fair value at the date of the grant for common share options granted was $5.48 per option (2006 — $3.23 per option) for the quarter. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended November 30,
	2007	2006

Dividend yield	2.70%	2.99%
Risk-free interest rate	4.50%	3.98%
Expected life of options	5 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	24.7%	25.6%

Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.
At November 30, 2007 there were 37,336 Satellite Services options outstanding with an exercise price of $3.88. The weighted average remaining contractual life of the Satellite Services options is 0.5 years. At November 30, 2007, 37,336 Satellite Services options were exercisable into 33,602 Class B Non-Voting Shares of the Company at $4.31 per Class B Non-Voting Share. No options were exercised during the current quarter.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Contributed surplus
The changes in contributed surplus are as follows:

November 30, 2007
$

Balance, beginning of period	8,700
Stock-based compensation	4,005
Stock options exercised	(1,015)

Balance, end of period	11,690

5.     EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended
	November 30,
	2007	2006

Numerator ($)
Net income for basic earnings per share	112,223	81,138
Effect of potentially dilutive securities	—	1,478

Net income for diluted earnings per share	112,223	82,616

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	431,750	430,067
Effect of potentially dilutive securities	4,667	6,788

Weighted average number of Class A Shares and Class B Non- Voting Shares for diluted earnings per share	436,417	436,855

Earnings per share ($)
Basic	0.26	0.19
Diluted	0.26	0.19

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
6.     OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2007 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(70,441)	11,953	(58,488)
Adjustment for hedged items recognized in the period	18,115	(3,608)	14,507
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	54,234	(8,303)	45,931
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(24)	—	(24)

	1,884	42	1,926

Accumulated other comprehensive income (loss) is comprised of the following:

	November 30, 2007	August 31, 2007
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	288	312
Fair value of derivatives	(55,277)	—

	(54,989)	312

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
7.     STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)     Funds flow from operations

	Three months ended November 30,
	2007	2006
	$	$

Net income	112,223	81,138
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)
Deferred equipment revenue	(29,579)	(23,218)
Deferred equipment costs	56,871	48,970
Deferred charges	256	1,237
Property, plant and equipment	102,617	92,165
Financing costs — long-term debt	979	—
Future income tax expense	56,582	40,826
Gain on sale of investment	—	(415)
Equity income on investee	(84)	(103)
Stock option expense	4,005	1,152
Defined benefit pension plan	5,517	3,638
Net customs duty recovery on equipment costs	(22,267)	—
Other	2,359	1,683

Funds flow from operations	286,342	243,936

(ii)     Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,
	2007	2006
	$	$

Accounts receivable	(22,193)	(15,597)
Prepaids and other	2,214	(3,531)
Accounts payable and accrued liabilities	16,373	(46,778)
Income taxes payable	(22)	(725)
Unearned revenue	3,441	5,286

	(187)	(61,345)

(iii)     Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2007	2006
	$	$

Interest	107,111	99,328
Income taxes	27	719

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(iv)     Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Year ended November 30,
	2007	2006
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	—	3,000

8.     OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $5,879 for the three months ended November 30, 2007 (2006 — $3,911).
9.     CONTINGENCIES
The Company has sought and obtained Intervenor status in connection with a pending Federal Court of Appeal decision regarding Part II fees charged under the Broadcasting License Fee Regulations. It is possible that Part II fees currently provided for with respect to all or part of the prior year will not be required to be remitted and Part II fees previously remitted may be recovered. The Company has not recorded a recovery for this contingency and an estimate of the amount cannot be made.
In respect of the above noted appeal, during the current period the Company ceased to accrue for these fees and it is possible that the Court may conclude Part II fees are payable. Based on historical rates charged for Part II fees the possible liability to the Company would approximate $4,000.
10.     SUBSEQUENT EVENTS
On December 14, 2007, the Company announced its intention to redeem all of its outstanding Cdn $100,000 8.54% COPrS. The redemption date is January 30, 2008.
On December 14, 2007, the proposed federal income tax rate reductions received royal assent. The Company is currently assessing the impact of these rate reductions which will be recorded in the second quarter. Management estimates the non-cash recovery of future income taxes will approximate $150,000.